Exhibit 8.1

Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Morning Star Auto Inc.	BVI
Jet Sound Hong Kong Company Ltd.	Hong Kong
Anhui Kaixin New Energy Vehicles Co., Ltd.	PRC
Beijing Kaixin Xiaoman Auto Retail Co., Ltd.	PRC
Chongqing Jieying Shangyue Auto Brokerage Co., Ltd.	PRC
Wuhan Jieying Chimei Auto Service Co., Ltd.	PRC
Wuxi Morning Star Technology Co., Ltd.	PRC
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch	PRC
Zhejiang Kaixin Daman Auto Retail Co., Ltd.	PRC
Zhejiang Kaixin Yuanman Business Management Co., Ltd.	PRC
Zhejiang Kaixin Jingtao Auto Retail Co., Ltd.	PRC
Zhejiang Kaixin Manman Travel Technology Co., Ltd.	PRC
Zhejiang Kaixin Auto Co., Ltd.	PRC
Zhejiang Wuxian Auto Technology Co., Ltd.	PRC
Zhejiang Kaixin Wisdom Auto Co., Ltd.	PRC